SAMSON OIL & GAS LIMITED SUCCESSFULLY STIMULATES THE NORTH HARDSTAD WELL TO 300 BOPD.

Denver 1500 hours February 24, Perth 0700 hours February 25 2008

Harstad #1-15H (SSN 34.5%)
The Harstad #1-15H well has been successfully fracture stimulated with the treatment being pumped on time and in accordance with the stimulation design. Treating pressures observed and log data collected since the fracture stimulation suggest that several different fracture areas were created.

Following a series of evaluation operations, the well has been placed on pump and has recovered most of the 2,500 barrels of stimulation fluids. The current oil rate is 300 BOPD representing an oil cut of 60% which is equivalent to the oil cut pre stimulation. This rate is likely to be increased in the short term by replacing the existing pump with a higher capacity pump.

The well is producing at a rate of 300 barrels per day from a 4,800 foot horizontal well bore, the same well bore and producing interval that produced the pre-stimulation rate of 68 barrels per day. The well is not cased over the productive section and is producing from a dolomitic limestone.

Following the completion of engineering designs, the company selected a five stage treatment process, using a hydrochloric acid stimulation fluid, which was pumped into the well bore to create the first fracture, followed by a diverting agent which was designed to divert the subsequent acid stage to create a second and then subsequent fractures along the horizontal well bore. The diverting agent is temperature sensitive and after 24 hours, it breaks down to a fluid which is then flowed back and removed from the well bore.

Given this successful result, two additional Proved Undeveloped locations have been created and the first of these will be drilled in the summer of 2008. The well design for these wells will be improved and the horizontal section diameter will be increased from the existing 4 and ½ inch such that the acid stimulation can be achieved in multiple, discrete mechanically separated sections within the well bore. This will allow for multiple fracture creation and therefore the subsequent oil rate will be improved.

The Harstad well is located in the Williston Basin in North Dakota and produces from the Bluell Formation, which is developed in this field using horizontal completions. Samson’s working interest in the Harstad well is 34.5% (NRI 26.4%). Due to ownership difference across the leased area, Samson’s total working interest in the prospect is 41% (NRI 31%).

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depositary Receipts (ADRs) are traded on the American Stock Exchange under the symbol "SSN", and, each ADR represents 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

/s/ Terry Barr
TERRY BARR
Managing Director

Statements made in this release that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will”, including comments regarding the expected production rates following stimulation of the Harstad #1 Well. The PUDs that have been identified are expected to be drilled in the summer of 2008 however these maybe delayed because of equipment shortages and other factors outside the control of Samson.

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including changes in the price of oil and natural gas and uncertainties inherent in estimating quantities of oil and gas reserves and projecting future rates of production and timing of development activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.